Silver Screen Studios, Inc.
                 2002 Perimeter Summit Blvd.
                         Suite 1275
                      Atlanta, GA 30319
                    (404) 751-3450 phone
                     (404) 522-1447 fax
                     sssu@mindspring.com


                        June 21, 2005



                 Letter of Date June 7, 2005


James Webster, Staff Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549-0312


Dear Sir:

We are responding to your letter of date June 7, 2005.

We will address each comment in your letter and this is our reply.

Financial Statements:

General:

  1. We will file the Form 10KSB/A as soon as our auditor makes the necessary amendments to the Form 10KSB.

Statement of Cash Flows, page F-7

  2. Our auditor made the entry on the financial statements and we are in the process of interpreting the language to see if it is necessary to amend the Form 10KSB.

Note 2. Operating Facilities, Page F-11.

  3. We have reviewed your reference to SAB Topic 5.T and it is our interpretation of SAB Topic 5.T that it applies to principal shareholders. It is our interpretation that a principal shareholder would have to own a controlling interest in the entity to be subject to SAB Topic 5.T.



If there are any further questions, please forward to our attention for immediate review.


Sincerely,


Silver Screen Studios, Inc.


/s/ Otto Fletcher, III, CEO
______________________________
Otto Fletcher, CEO.